UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 02, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 1st October 2020

Orange wins the broadest range of frequencies in France’s 5G auction

Orange is satisfied with the results of the 3.5 GHz auction process in France, which represents a crucial step forward that will shape the Group’s operations in France for the years to come.

The acquisition of these frequencies is an essential industrial investment that will maintain and strengthen the position acquired by Orange as a leader in mobile networks and to consolidate, with the deployment of a 5G network using these frequencies, its No. 1 position for the benefit of its customers, both retail and B2B.

With 90 MHz, Orange is the French operator with the broadest range of 5G frequencies. Orange is thus strengthening its position as the No. 1 operator with the largest portfolio of frequencies on the French market: 257 MHz of frequencies in total*.

The total price of the 90 MHz acquired by Orange is € 854 million, with payments spread over 4 to 15 years depending on the block.

Orange has attained this leadership in 5G frequencies for a tightly-controlled total amount, testifying to the rigorous management of its resources. This effort has enabled the Group to preserve its ability to invest in the deployment of fibre networks and in the improvement of 4G coverage in rural areas, bringing very high speed broadband across the country.

It is also notable that the total amount remains reasonable compared to other large European countries, such as Germany.

These frequencies in the core 5G band will make it possible to fully exploit this technology and to offer new high-performance services to individuals and businesses. By providing 10 times greater spectral and energy efficiency, these frequencies will also support growth in uses throughout the current decade. The amount of spectrum that Orange has obtained in this band will allow it to offer the best 5G experience to its customers.

Commenting on these results, Stéphane Richard, Chairman and CEO of Orange, said: "With these auctions, we have just taken an essential step forward in making the networks of the future a reality. We are very satisfied with the way this auction process went; the result is well balanced and encourages operators to invest. With 90 MHz of 5G spectrum, Orange will be able to consolidate its leadership in mobile networks and will develop an efficient 5G network, a guarantee of attractiveness and competitiveness in France ".

* 90 MHz of 3.5 GHz plus 2 x 83.5 MHz in other bands, from August 2021.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42 billion euros in 2019 and 143,000 employees worldwide at 30 June 2020, including 84,000 employees in France. The Group has a total customer base of 253 million customers worldwide at 30 June 2020, including 208 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

ORANGE

Date: October 02, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations